REPUBLIC FIRST BANCORP, INC.
 50 South 16th Street
Two Liberty Place
Suite 2400
 Philadelphia, Pennsylvania 19102

November 28, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
 Washington, D.C. 20549

Attention:  Mr. Eric Envall

Re:	Republic First Bancorp, Inc. Registration Statement on Form S-3 File No. 333-228279

Ladies and Gentlemen:

Republic First Bancorp, Inc. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-3 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Monday, December 3, 2018, at 2:00 p.m., or as soon as practicable thereafter.
Please contact David W. Swartz, of Stevens & Lee, P.C., at (610) 478-2184 with any questions you may have concerning this request.
Very truly yours,
REPUBLIC FIRST BANCORP, INC.

By: /s/ Frank Cavallaro
Name:	Frank Cavallaro
Title:	Chief Financial Officer

cc: David W. Swartz